SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2006

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

NOTICE CONCERNING THE COMPLETION OF SALE BY NTT COM OF ITS SHARES OF PHILIPPINE LONG DISTANCE TELEPHONE COMPANY TO NTT DOCOMO

On March 14, 2006, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning the completion of sale by NTT Com of its shares of Philippine Long Distance Telephone Company to NTT DoCoMo.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager
Investor Relations Office
Department IV

Date: March 14, 2006

March 14, 2006

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Norio Wada, President

(Code Number 9432 – Tokyo, Osaka, Nagoya, Fukuoka and Sapporo)

Completion of Sale of Philippine Long Distance Telephone Shares from NTT Com to NTT DoCoMo

An agreement was entered into by NTT Communications Corporation (NTT Com) and NTT DoCoMo, Inc. (NTT DoCoMo) on January 31, 2006, as announced on the same day, with Philippine Long Distance Telephone Company (PLDT) and First Pacific Company Limited, the largest shareholder of PLDT, to sell a portion of the shares of PLDT owned by NTT Com to NTT DoCoMo. Notice is hereby provided in connection with the completion of such sale on March 14, 2006.

Through this sale by NTT Com of a portion of its shares in PLDT, NTT Com will report a capital gain of about 43.7 billion yen (as previously announced on January 31, 2006) as special profit, resulting in an increase in NTT Com’s net income by 25.0 billion yen. This sale will not have an effect on the consolidated business results of Nippon Telegraph and Telephone Corporation.

(Reference) NTT Com Press Release

Attachment: NTT Com Completes Sale of PLDT Stock to NTT DoCoMo

For further inquiries please contact:

Global Business Strategy Office
(Mr.) Takahiro Sumimoto
Phone: +81-3-5205-5191
E-mail: t.sumimoto@hco.ntt.co.jp

March 14, 2006

NTT Com Completes Sale of PLDT Stock to NTT DoCoMo

TOKYO, JAPAN – NTT Communications Corporation (NTT Com) today announced that it completed its sale of about 12.6 million common shares in Philippine Long Distance Telephone Company (PLDT) to NTT DoCoMo, Inc. (DoCoMo) for 52.1 billion yen. An agreement for this sale was reached on January 31, 2006 between NTT Com, DoCoMo, PLDT and First Pacific Company Limited, the largest shareholder of PLDT, and an announcement regarding this agreement was made on the same day.

The sale leaves NTT Com with a 7 percent stake in PLDT.

NTT Com will report a capital gain of 43.7 billion yen (as previously announced on January 31, 2006) on the sale as a special profit in the current fiscal year ending March 31, 2006 (April 1, 2005 ~ March 31, 2006). NTT Com expects that this transaction will result in additional net income of 25.0 billion yen for the current fiscal year.

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About NTT Com

NTT Com is a subsidiary of Nippon Telegraph and Telephone (NTT) Corporation (NYSE: NTT) - one of the world’s largest telecommunications companies. NTT Com provides high-quality, technologically advanced network management, security and solution services to consumers, corporations and governments on a global basis, with a special focus on the Asia-Pacific region. Its world-class backbone network, combined with the networks of partner companies around the world, offers access to more than 200 countries. NTT Com Group has more than 30 companies in the Asia-Pacific region, Europe and the Americas. The company has garnered several awards for its leading edge technologies, outstanding performance and customer service, including “World Communication Awards Best Customer Care - 2005.” For more information, please visit http://www.ntt.com

For More Information

(Mr.) Tadashi Imachi or (Mr.) Toshio Fujii

Corporate Planning Department

Tel. +81 3 6700 4601